[redacted]

UNIT
SECURITIES AND E 10029672
Washington, D.C. 20549

SEC Mail Processing Section
MAR 08 2010
Washington, DC
104

AD 3/11

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49034

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2009 AND ENDING 12/31/2009
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
AMEREST SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2828 NORTH HARWOOD STREET, SUITE 2000
(No. and Street)

DALLAS TX 75201
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JACK L SHARP (972) 317-9575
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DANCE, BIGELOW, SHARP & CO., LLP
(Name – *if individual, state last, first, middle name*)

2300 HIGHLAND VILLAGE RD., Ste. 650 HIGHLAND VILLAGE TX 75077
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 08 2010
BRANCH OF REGISTRATIONS AND 02 EXAMINATIONS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AG 3/11

OATH OR AFFIRMATION

I, AL PARVIZIAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AMEREST SECURITIES, as of DECEMBER 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

BRIAN W. BULL
Notary Public, State of Texas
My Commission Expires
August 08, 2012

Signature

PRESIDENT
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DBS &CO.
Dance, Bigelow, Sharp & Co., LLP
CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors and Stockholder
of Amerest Securities, Inc.

We have audited the accompanying balance sheet of Amerest Securities, Inc. (a Texas corporation) as of December 31, 2009 and 2008, and the related statements of income, changes in stockholder's equity, liabilities subordinated to the claims of creditors and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Amerest Securities, Inc. as of December 31, 2009 and 2008 and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Security Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Dance, Bigelow, Sharp & Co., LLP
Highland Village, Texas
February 17, 2010

433 East Las Colinas Boulevard, Suite 1290
Irving, Texas 75039
Phone (972) 556-1190 Fax (972) 556-2311

2300 Highland Village Road, Suite 650
Highland Village, Texas 75077
Phone (972) 317-9575 Fax (972) 966-0142

AMEREST SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2009 AND 2008

ASSETS

	2009	2008
CURRENT ASSETS:		
Cash	$ 59,062	$ 26,875
Accounts receivable-affiliate	15,244	12,146
Prepaid expense	21,845	24,314
Total Current Assets	96,151	63,335
OTHER ASSETS:		
Deferred tax asset	4,894	7,764
Total Other Assets	4,894	7,764
TOTAL ASSETS	$ 101,045	$ 71,099

LIABILITIES AND STOCKHOLDER EQUITY

	2009	2008
CURRENT LIABILITIES:		
Accrued expenses	$ 27,625	$ 12,487
Total Current Liabilities	27,625	12,487
STOCKHOLDER EQUITY :		
Common stock, $.01 par value, 5,000,000 shares authorized, 100,000 shares issued and outstanding	1,000	1,000
Additional paid-in capital	68,304	68,304
Retained earnings	4,116	(10,692)
Total Stockholder Equity	73,420	58,612
TOTAL LIABILITIES AND STOCKHOLDER EQUITY	$ 101,045	$ 71,099

AMEREST SECURITIES, INC.
STATEMENT OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

	2009	2008
REVENUES :		
Commission income	$ 408,292	$ 334,841
Interest income	546	1,060
Total income	408,838	335,901
EXPENSES:		
Commissions	351,122	288,556
Professional fees	21,061	20,825
Taxes	29,624	26,769
Other operating expenses	2,816	1,453
Personnel expense	151,200	151,200
Rent	318,816	318,816
Telephone	90,000	90,000
Registration expense	48,714	53,572
Expense reimbursement	(622,193)	(615,676)
Total expenses	391,160	335,515
INCOME BEFORE INCOME TAXES	17,678	386
PROVISION FOR DEFERRED INCOME TAXES	(2,870)	-
NET INCOME	$ 14,808	$ 386

The accompanying notes are an integral part of these financial statements

AMEREST SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
AS OF DECEMBER 31, 2009 AND 2008

	Common Stock	Additional Paid-In Capital	Retained Earnings	Totals
BALANCE, DECEMBER 31, 2007	$ 1,000	$ 68,304	$ (11,078)	$ 58,226
Net Income			386	386
BALANCE, DECEMBER 31, 2008	1,000	68,304	(10,692)	58,612
Net Income			14,808	14,808
BALANCE, DECEMBER 31, 2009	$ 1,000	$ 68,304	$ 4,116	$ 73,420

The accompanying notes are an integral part of the financial statements

AMEREST SECURITIES, INC.
STATEMENT OF LIABILITIES SUBORDINATED TO THE CLAIMS OF CREDITORS
DECEMBER 31, 2009 AND 2008

The Company had no liabilities subordinated to creditors at December 31, 2009, nor at December 31, 2008

The accompanying notes are an integral part of these financial statements.

AMEREST SECURITIES, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2009 AND 2008

	2009	2008
Cash flows from operating activities -		
Net income (loss)	$ 14,808	$ 386
Adjustments to reconcile net earnings to net cash provided (used) by operating activities -		
Net Change:		
Accounts receivable - affiliate	(3,098)	(6,412)
Prepaid expenses	2,469	3,123
Deferred tax asset	2,870	-
Accrued expenses	15,138	6,953
Net cash provided by operating activities	32,187	4,050
Cash provided from financing activities:		
Additional paid-in capital	-	-
Net cash provided by investing activities	-	-
Net change in cash	32,187	4,050
Cash at beginning of year	26,875	22,825
Cash at end of year	$ 59,062	$ 26,875
Supplemental Disclosures of Cash Flow Information		
Cash paid during the year for:		
Interest	-	-
Income taxes	-	-

AMEREST SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2009 AND 2008

1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization –

Amerest Securities, Inc. (the Company), a Texas Corporation was incorporated in May 1996. The Company operates as a securities broker-dealer firm, registered with the Securities and Exchange Commission (SEC) and securities regulatory commissions in the state of Texas. It is a member of the Financial Industry Regulation Authority (FINRA).

Method of Accounting –

The accounts of the Company are maintained on the accrual method of accounting with security transactions recorded on a trade date basis.

Cash and cash equivalents –

For the purpose of cash flow, the Company considers financial instruments with the original maturity of three months or less to be cash equivalents.

Basis of presentation –

The financial statements are presented in a comparative year format.

Accounting estimates –

The preparation of financial statements in conformity with generally accepted accounting principles (GAAP), requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

2) NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2009 and 2008 the Company had net capital of $31,380 and $14,328 respectively, which was $27,625 and $9,328 respectively over the required net capital of $5,000.

3) RELATED PARTY TRANSACTIONS

All of the Company's revenues were generated from an affiliated company (having common ownership): Arcturus Corporation. Commission income from this affiliate was $408,292 and $334,841 for the years ending December 31, 2009 and 2008, respectively. Accounts receivable from affiliate at December 31, 2009 was $15,244 and at December 31, 2008 was $12,146.

During 2006 the Company entered into an Exclusive Service and Support Agreement with this affiliate in accordance with a mandate from the National Association of Security Dealers whereby the

Company would be charged its pro-rata share of common expenses such as personnel costs, rent and telephone. This agreement was made retroactive to January 1, 2006. Under the terms of the agreement the Company would be reimbursed for these expenses by the affiliate. Expenses charged to the Company pursuant to the agreement for 2009 and 2008 were: rent $318,816, personnel costs $151,200 and telephone $90,000. Reimbursements to the Company by the affiliate were $618,223 and $615,676 for the years ended December 31, 2009 and December 31, 2008, respectively.

4) ECONOMIC DEPENDENCY

All of the Company's business is dependent upon an affiliated company. This affiliated company originates all of the oil and gas joint venture interests marketed by the Company. The loss of these originations could have a material adverse effect on the Company.

5) INCOME TAXES

The Company adopted Statement of Financial Accounting Standards No. 109 (SFAS No. 109), "Accounting for Income Taxes." Under SFAS No. 109, an asset and liability tax provision approach is required when applicable. Such approach results in the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the book carrying amounts and the tax basis of assets and liabilities. Income reported for financial statement purposes is the same as taxable income, as defined by the Internal Revenue Code for the years ended December 31, 2009 and 2008.

The Company's deferred tax assets for the years ended December 31, 2009 and December 31, 2008 were $4,894 and $7,764, respectively and consist of the tax benefits of net operating loss ("NOL") carry forwards of $32,675 and $51,355 at December 31, 2009 and 2008, respectively. The Company believes that the $32,675 of NOL carry forwards will be utilized prior to expiration through future taxable earnings. The NOL at December 31, 2009, along with the expiration dates, are listed below:

Year Generated	NOL Amount	Year of Expiration
2005	25,555	2025
2006	7,120	2026
	$ 32,675	

SUPPLEMENTARY INFORMATION

DBS &CO.

Dance, Bigelow, Sharp & Co., LLP
CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors
Amerest Securities, Inc.
Dallas, Texas

In planning and performing our audit of the financial statements of Amerest Securities, Inc. (the Company), for the year ended December 31, 2009 we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

433 East Las Colinas Boulevard, Suite 1290
Irving, Texas 75039
Phone (972) 556-1190 Fax (972) 556-2311

2300 Highland Village Road, Suite 650
Highland Village, Texas 75077
Phone (972) 317-9575 Fax (972) 966-0142

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Dance, Bigelow, Sharp & Co., LLP
Highland Village, Texas
February 17, 2010

AMEREST SECURITIES, INC.
SUPPLEMENTARY INFORMATION
DECEMBER 31, 2009

1. Computation of net capital and aggregate indebtedness under Rule 15c3-1

Stockholders' equity	73,420
Haircut for certificate of deposit	(57)
Non-allowable assets:	(41,983)
Net capital	31,380
Minimum net capital required	(5,000)
Excess (deficit) net capital	$ 26,380
Aggregate indebtedness to net capital:	
Accounts payable and accrued expenses	$ 27,625
Aggregate indebtedness	$ 27,625
Ratio: aggregate indebtedness to net capital	.87 to 1

The difference between the above computation of net capital pursuant to rule 15c3-1 and that filed with the Company's unaudited December 31, 2008 Focus Report is as follows;

December 31, 2009 FOCUS Report:	$ 44,215
Decrease in Income	(14,235)
Increase in A/R Affiliates	(1,470)
Decrease in Deferred Tax Asset	2,870
December 31, 2009 Net Capital	$ 31,380

2. Computation for determination of reserve requirements under Rule 15c3-3

The Company operates under the exemptive provisions of paragraph k,(2),I of SEC Rule 15c3-3

3. Information relating to the possession or control requirements under Rule15c3-3

The Company has complied with the exemptive requirements of Rule 15c3-3 and did not maintain possession or control of any customer's funds or securities as of December 31, 2009

AMEREST SECURITIES, INC.
AUDITED FINANCIAL STATEMENTS
SUPPLEMENTARY INFORMATION
REQUIRED BY RULE 17A-5
DECEMBER 31, 2009 AND 2008